Filed by Electronic Data Systems Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934

Subject Company: Electronic Data Systems Corporation

Commission File No. 001-11779

Electronic Data Systems Corporation

Registration Statement on Form S-4

Registration No. 333-114061

CONTACT:
Sean Healy
212-610-8173
shealy@eds.com

FOR IMMEDIATE RELEASE, WEDNESDAY, MAY 12, 2004

EDS Announces Results of Exchange Offer for its FELINE PRIDES

PLANO, Texas—EDS today announced the final results of its offer to exchange up to 32,100,000 of its FELINE PRIDES in the form of Income PRIDES for 0.8430 shares of EDS common stock plus $1.58 in cash for each validly tendered and accepted Income PRIDES. The exchange offer expired at 1:00 p.m. (ET) today and was conducted by EDS as part of the company’s ongoing strategy to reduce its overall indebtedness.

EDS has been advised by the exchange agent that approximately 28,232,395 Income PRIDES, or about 87.7% of the 32,200,000 issued and outstanding Income PRIDES, had been tendered as of the expiration of the exchange offer, all of which were accepted for exchange by EDS. In accordance with the terms of the exchange offer, EDS plans to exchange an aggregate of

23,799,711 shares of its common stock and $44.6 million of cash, including cash paid in lieu of fractional shares, for the accepted Income PRIDES. The consideration for the accepted Income PRIDES will be delivered promptly to tendering holders by the exchange agent for the exchange offer.

Merrill Lynch & Co., Inc. and Citigroup Global Markets Inc. are acting as co-lead dealer managers, Mellon Investor Services LLC is the information agent, and JPMorgan Chase Bank is the exchange agent for the offer. Additional information concerning the exchange offer, including answers to questions regarding the payment of the exchange consideration, may be obtained by contacting the information agent at 866-293-6625 or Merrill Lynch at 888-654-8637 (toll-free) or Citigroup at 877-531-8365 (toll-free).

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